                                                 SOLUTIA INC.
                                                 575 Maryville Centre Drive
                                                 P.O. Box 66760
                                                 St. Louis, Missouri 63166-6760
[Solutia logo]                                   Tel 314-674-1000


October 10, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Mr. John Cash
                  Ms. Tricia Armelin
                  Ms. Anne McConnell

RE:      SOLUTIA INC.
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005, FILED MARCH 15, 2006
         FILE NO. 1-13255


Dear Ladies and Gentlemen:

Solutia Inc. (Solutia or the Company) acknowledges receipt of the staff's comment letter dated September 18, 2006 concerning the Company's Annual Report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Commission") on March 15, 2006 (The "2005 Form 10-K"). The Company's responses to your comments are set forth below. For your convenience, we repeat each comment in caps immediately before the response. This letter is being filed via EDGAR in accordance with the rules and regulations of the Commission.


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
-----------------------------------------------------

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES, PAGE 68
------------------------------------------------
INVENTORY VALUATION, PAGE 69
----------------------------

COMMENT NO. 1
-------------

WE HAVE THE FOLLOWING COMMENTS REGARDING YOUR INVENTORY ACCOUNTING POLICY AND RELATED DISCLOSURES:
     o PLEASE EXPLAIN TO US WHY YOU VALUE YOUR INVENTORY USING BOTH THE FIFO AND LIFO METHODS.
     o PLEASE TELL US IF SIMILAR MATERIALS AND PRODUCTS ARE VALUED USING BOTH THE FIFO AND LIFO METHODS.

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Securities and Exchange Commission
October 10, 2006
Page 2
Solutia Inc.

     o PLEASE EXPLAIN TO US HOW YOU HAVE CONSIDERED CHAPTER 4 OF ARB 43 IN ELECTING TO VALUE YOUR INVENTORY USING BOTH THE FIFO AND LIFO METHODS. IN YOUR EXPLANATION, PLEASE TELL US HOW AND WHY EACH METHOD MOST CLEARLY REFLECTS PERIODIC INCOME.
     o PLEASE EXPLAIN TO US HOW STANDARD COSTS ARE INCORPORATED INTO THE COST BASIS OF YOUR INVENTORY.
     o WITH A VIEW TOWARDS FUTURE DISCLOSURE, PLEASE HELP US UNDERSTAND HOW YOUR USE OF DIFFERENT ACCOUNTING POLICIES IMPACTS YOUR OPERATING RESULTS.

RESPONSE NO. 1
--------------

Please find the Company's response in similar bullet format for ease of tying to the original comments.

     o The Company was formed on September 1, 1997, when the former Monsanto Company (now known as Pharmacia Corporation, which we refer to in this letter as "Pharmacia") distributed all of the shares of common stock as a dividend to Pharmacia stockholders (the "spinoff"). At inception, the Company applied the previous accounting policies adopted by Pharmacia as it relates to inventory valuation and has continued the consistent application of these policies to date. Such policies valued inventory under both LIFO and FIFO methodologies. All inventory not manufactured in the United States is costed on a FIFO inventory valuation methodology, whereas, nearly all inventory manufactured in the United States is costed on a LIFO inventory valuation. Both the FIFO and LIFO inventory valuation methodologies are necessary because of the tax benefits recognized within the United States as a result of the application of LIFO. More specifically, the Company determined that due to the statutory financial reporting requirements for foreign subsidiaries and the nonrecognition for tax purposes of LIFO in certain foreign countries, the appropriate methodology was to utilize both FIFO and LIFO in valuing inventory. As discussed in paragraph 6 of ARB 43 and Section Three of the AICPA's 1984 Issues Paper, "Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories," the application of one acceptable method to a portion of the inventory and application of another of the acceptable methods to other portions of the inventory is acceptable.

     o There are instances where the Company values similar end products using LIFO and FIFO, depending on whether the products are manufactured in the United States or abroad, as discussed above. Laminated Glazing Interlayer (LGI) product, for example, is produced at the major manufacturing facilities in Trenton, MI and Springfield, MA, as well as the Ghent facility in Belgium.

     o The Company considered Chapter 4 paragraph 4 of ARB 43 and Section Three of the AICPA's 1984 Issues Paper, "Identification and Discussion of Certain Financial

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Securities and Exchange Commission
October 10, 2006
Page 3
Solutia Inc.

          Accounting and Reporting Issues Concerning LIFO Inventories," when it selected the cost flow assumption for valuing its inventory. As indicated above, the primary reason the Company uses two different cost flow assumptions is that the differing methodologies are necessary to reflect the tax benefits recognized within the United States as a result of the application of LIFO. Section 3-5 of the AICPA Issue paper recognizes that not adopting LIFO for all inventories is acceptable when valid business reasons exist. The Company determined that valid business reasons for having multiple costing methodologies exist due to the tax benefits recognized in the U.S. as a result of adoption of LIFO, as well as the statutory financial reporting requirements for foreign subsidiaries and the nonrecognition for tax purposes of LIFO in certain foreign countries.

     o Standard costs are the basis for valuation of the Company's FIFO inventory, with all variances between standard and actual costs expensed within the Statement of Consolidated Operations on a monthly basis. On a quarterly basis, the Company performs an analysis to ensure the standards reflect the actual costs, within a prescribed threshold. The Company's quarterly LIFO analysis utilizes FIFO inventories to calculate the appropriate reserves as of each reporting date.

     o For both internal and external purposes, the LIFO reserve is treated as a corporate item. Accordingly, in Management's Discussion and Analysis, the Company reports and discusses the operating results of its segments based on the FIFO cost flow assumption. Then, any change in the LIFO reserve is disclosed in the corporate results. Additionally, in footnote number eleven within the 2005 Form 10-K, the Company discloses the impact of any LIFO liquidation and separately discloses the dollar amount of total balance sheet inventories priced at FIFO and the valuation of the LIFO reserve. In addition, in footnote number two, we provide the percentage of total inventory valued on a LIFO and FIFO basis. We believe enabling the reader to analyze results as if all inventory were valued at FIFO allows for an understanding of consolidated results and ability to analyze the underlying operating business on a consistent and comparable basis. These disclosures are included in both our annual and quarterly periodic filings. We will update the following disclosure in future filings to our Significant Accounting Policies footnote to read as follows (revisions and additions are underlined):

          ...The cost of inventories in the United States, excluding supplies,
                                     -----------------------------------------
          (73 percent as of December 31, 2005 and 67 percent as of December 31, 2004) is determined by the last-in, first-out ("LIFO") method, which generally reflects the effects of inflation or deflation on costs of goods sold sooner than other inventory cost methods. The cost of inventories outside of the United States, as well as
                  ----------------------------------------------------
          supplies inventories in the United States, is determined by the
          ------------------------------------------
          first-in, first-out ("FIFO") method.

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Securities and Exchange Commission
October 10, 2006
Page 4
Solutia Inc.




INTANGIBLE ASSETS
-----------------

COMMENT NO. 2
-------------

CONFIRM, AND REVISE FUTURE FILINGS TO CLARIFY, THAT GOODWILL AND
INDEFINITE-LIVED INTANGIBLE ASSETS ARE ALSO ASSESSED FOR IMPAIRMENT MORE FREQUENTLY IF CHANGES IN CIRCUMSTANCES INDICATE THEY MAY NOT BE RECOVERABLE.

RESPONSE NO. 2
--------------

We confirm that the Company reviews its goodwill and indefinite-lived intangible assets more frequently than on an annual basis if changes in circumstances indicate they may not be recoverable. In our future filings, we will update the following disclosure to read as follows (additions are underlined):

Goodwill and indefinite-lived intangible assets are assessed annually for impairment in the fourth quarter, or more frequently if changes in
                                  --------------------------------
circumstances indicate they may not be recoverable.
--------------------------------------------------



NOTE 3. LIABILITIES SUBJECT TO COMPROMISE AND REORGANIZATION ITEMS, NET, PAGE 73
--------------------------------------------------------------------------------

COMMENT NO. 3
-------------

IT APPEARS TO US THAT YOU HAVE PRESENTED YOUR DEBT SUBJECT TO COMPROMISE NET OF UNAMORTIZED DISCOUNT AND ISSUANCE COSTS INSTEAD OF ADJUSTING THE RECORDED AMOUNT TO THE AMOUNT OF THE ALLOWED CLAIM. PLEASE EXPLAIN. REFER TO PARAGRAPH 25 OF SOP 90-7.

RESPONSE NO. 3
--------------

In our 2005 Form 10-K, we evaluated all of our debt to determine appropriate classification. For debt that met the requirements of SOP 90-7, the debt and associated unamortized discount and issuance costs were presented in the 2005 Form 10-K as Liabilities Subject to Compromise. To the extent the non-subject to compromise debt, specifically the debtor-in-possession facility and the Euronotes, have associated unamortized discount and issuance costs, those items are not reported as Liabilities Subject to Compromise, in like manner with the associated debt. We believe that we have appropriately accounted for these items and that our presentation is in accordance with paragraph 25 of SOP 90-7.

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Securities and Exchange Commission
October 10, 2006
Page 5
Solutia Inc.


For your convenience, the disclosure is set forth below:

         The amounts subject to compromise consisted of the following items:

-------------------------------------------------------------------------------------------------
 (Dollars in millions)                                                       DECEMBER 31,
                                                                             ------------
-------------------------------------------------------------------------------------------------
                                                                         2005             2004
                                                                         ----             ----
-------------------------------------------------------------------------------------------------
Postretirement benefits (a)...............................              $1,098          $1,090
-------------------------------------------------------------------------------------------------
Litigation reserves (b)...................................                 136             141
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Accounts payable (c)......................................                 118             130
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Environmental reserves (d)................................                  82              82
-------------------------------------------------------------------------------------------------
Other miscellaneous liabilities...........................                  74              76
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
6.72% debentures due 2037(e)..............................                 150             150
-------------------------------------------------------------------------------------------------
7.375% debentures due 2027(e).............................                 300             300
-------------------------------------------------------------------------------------------------
11.25% notes due 2009 (f).................................                 223             223
-------------------------------------------------------------------------------------------------
Other (g).................................................                  43              43
                                                                        ------          ------
-------------------------------------------------------------------------------------------------
                                                                           716             716
-------------------------------------------------------------------------------------------------
Unamortized debt discount and debt issuance costs.........                 (48)            (48)
                                                                        ------          ------
-------------------------------------------------------------------------------------------------
      TOTAL DEBT SUBJECT TO COMPROMISE....................                 668             668
                                                                        ------          ------
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES SUBJECT TO COMPROMISE...................              $2,176          $2,187
                                                                        ======          ======
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

Applicable footnotes:
---------------------
     (e)While operating during the Chapter 11 bankruptcy proceedings, Solutia has ceased recording interest on its 6.72% debentures due 2037 and its 7.375% debentures due 2027. The amount of contractual interest expense not recorded was approximately $32 in both 2005 and 2004.
     (f)Pursuant to a bankruptcy court order, Solutia is required to continue payments of the contractual interest for the 11.25% notes due 2009 as a form of adequate protection under the U.S. Bankruptcy Code; provided, however, that Solutia's official committee of unsecured creditors (the "Creditors' Committee") has the right at any time, and Solutia has the right at any time after the payment of the contractual interest due in July 2005, to seek to terminate Solutia's obligation to continue making the interest payments. Solutia or the Creditors' Committee could successfully terminate all or part of Solutia's interest payment obligations only after showing that the noteholders are not entitled to adequate protection, which would depend, among other things, on the value of the collateral securing the notes as of December 17, 2003, and whether that value is decreasing during the course of Solutia's bankruptcy case. The amount of contractual interest paid with respect to these notes was approximately $25 in both years ended December 31, 2005 and 2004, and the accrued interest related to these notes was included in Accrued Liabilities classified as not subject to compromise as of December 31, 2005 and 2004.
     (g)Represents the debt obligation included with the consolidation of the assets and liabilities of a synthetic lease structure consolidated as part of the adoption of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The obligation, representing the synthetic lease arrangement with respect to Solutia's headquarters building, was reclassified to liabilities subject to compromise in 2004 as Solutia believes it is unable to continue to perform on this debt obligation.

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Securities and Exchange Commission
October 10, 2006
Page 6
Solutia Inc.


Paragraph 25 of SOP 90-7 states, "Debt discounts or premiums as well as debt issuance costs should be viewed as valuations of the related debt. When the debt has become an allowed claim and the allowed claim differs from the net carrying amount of the debt, the recorded amount should be adjusted to the amount of the allowed claim (thereby adjusting the existing discounts or premiums)."

The trustees for each of the three debt issuances (e.g. 6.72% debentures due 2037; 7.375% debentures due 2027; and 11.25% notes due 2009), as well as the trustees for the noteholders of the headquarters building lease arrangement, have filed claims in our Chapter 11 case. As of December 31, 2005 and through the date of this letter, these claims have not been approved by the bankruptcy court for the Southern District of New York (the "Bankruptcy Court"). In fact, the amount asserted in each of the claims is the subject of ongoing negotiation between the Company and the claimants. These claims will not become allowed claims until these disputes are resolved either consensually by the parties or upon a ruling by the Bankruptcy Court. As an allowed claim amount had not been determined as of December 31, 2005, no adjustment to the net carrying amount was recorded in accordance with paragraph 25 of SOP 90-7.

COMMENT NO. 4
-------------

IT IS UNCLEAR TO US IF YOU HAVE PRESENTED YOUR LIABILITIES AT THE EXPECTED AMOUNT OF THE ALLOWED CLAIMS. PLEASE ADVISE. REFER TO PARAGRAPHS 23 AND 24 OF SOP 90-7.

RESPONSE NO. 4
--------------

With respect to the liabilities classified as Liabilities Subject to Compromise, we have considered the provisions of paragraphs 23 and 24 of SOP 90-7 and SFAS 5, and believe we have appropriately accounted for these liabilities and presented them at our best estimate of the expected amount of the allowed claims. The Company's belief in this regard is discussed in footnote number one in the 2005 Form 10-K as well as below. The background which follows is important in considering the Company's approach.

On December 17, 2003, the Company filed voluntary petitions under Chapter 11 of the Bankruptcy Code ("petition date"). On June 7, 2005, the Company announced that it had reached an agreement-in-principle with Monsanto Company ("Monsanto") and the Official Committee of Unsecured Creditors in Solutia's Chapter 11 case (the "Unsecured Creditors' Committee") that we believed would serve as a framework for Solutia's plan of reorganization. The agreement, among other provisions, achieved a reallocation between Monsanto and Solutia of the OPEB, environmental and litigation liabilities ("legacy liabilities") currently classified as Liabilities Subject to Compromise.

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Securities and Exchange Commission
October 10, 2006
Page 7
Solutia Inc.


The agreement-in-principle immediately was not supported by the Official Committee of Equity Holders in Solutia's Chapter 11 case, and later, by the holders of the 6.72% and 7.375% debentures. Both parties asserted through various legal theories that they were entitled to additional consideration in the reorganized Solutia than was provided for in the agreement-in-principle, and that the additional consideration should come as a detriment to the consideration provided to Monsanto.

If Monsanto, in exchange for accepting lower consideration, is not willing to assume or fund a substantial portion of the legacy liabilities, and the Company is unable to eliminate these liabilities through alternative legal action in the Bankruptcy Court, the Company may be required to fund the legacy liabilities that existed as of the petition date. This would dramatically limit the Company's ability to fund other liabilities or service debt levels comparable to peers. In addition, in the event the Company was to ultimately retain a significant portion of the legacy liabilities, it would have a significant negative impact on the overall valuation of the Company, impacting consideration levels for all constituents. The Bankruptcy Court has not actively ruled on many of these legal actions, in anticipation of the parties being able to reach a negotiated settlement. These differing views, and lack of clarity from the Bankruptcy Court existed as of the date of the filing of the 2005 Form 10-K, and still exist through the date of this letter.

As of the petition date, Solutia made a determination of its pre-petition liabilities, as well as liabilities in which uncertainty exists about whether a claim is undersecured, or may be impaired under the plan, and classified these as Liabilities Subject to Compromise, in accordance with paragraph 23 of SOP 90-7. At that time and through the date of this letter, the carrying amount of these liabilities was the best estimate of the allowed claim amount, except for certain claims which have been resolved. For resolved claims, at the time a better estimate of the allowed claim amount other than the carrying value was known, the Company adjusted the amounts reported as subject to compromise to reflect the expected amount of the allowed claim, or reclassified the item out of liabilities subject to compromise, as appropriate. Items that have been adjusted to date are few in quantity, as indicated by the small dollar amounts reported in the Reorganization Items, Net table within footnote number three in the 2005 Form 10-K.

Such complications related to Monsanto and other parties in the Bankruptcy Court, as of December 31, 2005, have given rise to significant uncertainty as to the ultimate resolution of the legacy liabilities. Moreover, approved claim amounts for other claims, including the claims of our debenture holders and trade creditors, will not be resolved until the legacy liabilities are adequately addressed. These dynamics create significant overall uncertainties with respect to items classified within Liabilities Subject to Compromise, and the accounting treatment as of December 31, 2005. Accordingly, for items that have not been adjusted since the petition date, Solutia does not believe a better estimate exists than the existing carrying values, as of December 31, 2005.

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Securities and Exchange Commission
October 10, 2006
Page 8
Solutia Inc.


NOTE 21. COMMITMENTS AND CONTINGENCIES, PAGE 94
-----------------------------------------------

COMMENT NO. 5
-------------

IT IS UNCLEAR TO US WHY YOU HAVE CEASED UPDATING YOUR DISCLOSURE REGARDING THE STATUS OF CERTAIN LEGAL PROCEEDINGS. WITH A VIEW TOWARDS FUTURE DISCLOSURE, PLEASE TELL US WHETHER IT IS REASONABLY POSSIBLE THAT THESE MATTERS COULD HAVE A MATERIAL IMPACT ON YOUR FINANCIAL STATEMENTS.

RESPONSE NO. 5
--------------

As disclosed in the 2005 Form 10-K, at the time of the Solutia spinoff in 1997, the Company assumed the defense of specified legal proceedings and agreed to indemnify Pharmacia in connection with those proceedings. These defense and indemnification obligations to Pharmacia are pre-petition obligations under the U.S. Bankruptcy Code that Solutia is prohibited from performing, except pursuant to a confirmed plan of reorganization. As a result, Solutia ceased performance of these obligations as of the petition date. In many of these proceedings, Pharmacia was named as a defendant, and Monsanto, due to its indemnification agreement with Pharmacia, assumed day-to-day management of these legal matters.

As an initial matter, Solutia is unable to provide disclosure regarding these legal proceedings simply because it is no longer managing them and therefore does not have access to complete information regarding the current status of the cases. We believe that providing only the information available to the Company through court filings by the parties to the various cases may provide an incomplete picture of the current status of the litigation and in fact be more detrimental to an understanding of the litigation.

Furthermore, given the designation of these matters as pre-petition liabilities, any further developments in these legal proceedings may give rise to a potential change in the ultimate claim amount that may be asserted by Monsanto or Pharmacia, a claim that would be addressed through the confirmation of a plan of reorganization.

In our future filings, we will add the following underlined disclosure:

         ...The legal proceedings which are in this category are (i) Owens v. Monsanto; (ii) Payton v. Monsanto; (iii) other Anniston cases; (iv) the PENNDOT case; and (v) premises based asbestos litigation. Legal proceeding
                                                          ----------------
activities are currently being funded by Monsanto for these matters.
--------------------------------------------------------------------
Monsanto's funding of these legal activities may give rise to a claim against
-----------------------------------------------------------------------------
Solutia which Monsanto may assert in Solutia's bankruptcy case.
--------------------------------------------------------------

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Securities and Exchange Commission
October 10, 2006
Page 9
Solutia Inc.


NOTE 23. SEGMENT AND GEOGRAPHIC DATA, PAGE 103
----------------------------------------------

COMMENT NO. 6
-------------

WE NOTE THAT YOU HAVE TWO REPORTING SEGMENTS: PERFORMANCE PRODUCTS AND SERVICES AND INTEGRATED NYLON. PLEASE EXPLAIN TO US HOW YOU HAVE IDENTIFIED YOUR OPERATING SEGMENTS AND IF/HOW YOU HAVE COMBINED THESE OPERATING SEGMENTS INTO YOUR TWO REPORTABLE SEGMENTS. IN THIS REGARD, PLEASE PROVIDE US A COMPREHENSIVE ANALYSIS OF HOW YOU CONSIDERED THE AGGREGATION CRITERIA IN PARAGRAPH 17 OF SFAS 131, INCLUDING SIMILAR ECONOMIC CHARACTERISTICS. PLEASE ALSO PROVIDE US WITH COPIES OF THE INTERNAL REPORTS USED BY YOUR CODM.

RESPONSE NO. 6
--------------

Solutia is a global manufacturer and marketer of a variety of high-performance chemical-based materials, which are used in a broad range of consumer and industrial applications, including performance films for laminated safety glass and after-market applications and an integrated family of nylon products including high-performance polymers and fibers. The Company has determined its operating segments through evaluation of its management structure and consideration of operating results and related information that the Company uses to allocate resources and assess performance.

The Company's management structure is lead by an Executive Leadership Team ("ELT"), comprised of Jeff Quinn, Chairman, President and Chief Executive Officer; Luc de Temmerman, Senior Vice President and President of Performance Products; Jonathan Wright, Senior Vice President and President of Integrated Nylon; Jim Voss, Senior Vice President, Business Operations; Rosemary Klein; Senior Vice President, Secretary and General Counsel; Jim Sullivan, Senior Vice President, Chief Financial Officer and Treasurer; Bob Debolt, Vice President, Strategy; Tim Spihlman, Vice President, Corporate Controller, and Max McCombs, Vice President, Environmental, Safety and Health. The Company has added Kent Davies, Senior Vice President and President of CP Films, in 2006, as further described below. The Company has identified Mr. Quinn as the Company's chief operating decision maker ("CODM") due to his overriding authority as the Chief Executive Officer of the Company.

In consideration of operating results and related information used to allocate resources and assess performance, the ELT and the CODM use two separate and distinct reports: the Solutia Inc. Operating Highlights ("Operating Highlights"), and the Executive Leadership Report, provided monthly to the ELT and the CODM. These reports are being provided to the staff of the Commission separately in accordance with Rule 83 of the Freedom of Information Act and Rule 12b-4 of the Exchange Act.

The Operating Highlights report is the first report generated after the initial close and forecast updates provided by the business units, generally on the seventh work day after close. At the time of

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Securities and Exchange Commission
October 10, 2006
Page 10
Solutia Inc.


issuance, the Company has not finalized its accounting for the month and the associated analysis of results has not yet been completed. This report is designed to inform the ELT and CODM of the results and full year forecast as soon as practically known. Given the underlying analysis to fully understand the results is not yet complete, the Company compiles a page two for this report, which breaks down the results and projections into significant detail to allow for some understanding of the factors shaping the results and forecast. This report is not distributed beyond the ELT. The Executive Leadership Report is the final report generated, after the accounting activities are complete, analyzing the month's performance, and the full year forecasted results and is the primary report utilized by the CODM in assessing performance. In contrast with the Operating Highlights report, this report includes the appropriate analysis, both numerically and in commentary to assess the performance of the Company. This report is distributed to Solutia's ELT as well as to financial advisors of the various authorized committees of the Bankruptcy Court, who are bound by confidentiality agreements with the Company regarding the usage of this information.

In accordance with paragraph 10 of SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," the Company has evaluated its operating segments based upon the criteria of a component of an enterprise:
     o That engages in business activities from which it may earn revenues
     o Whose operating results of the component are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
     o    For which discrete financial information is available.

As previously mentioned, these are the reports used in the ELT and CODM's analysis of Company performance, and clearly identify three distinct operating segments: Integrated Nylon, Performance Products ("PP") and Pharmaceutical Services ("Pharma").

Additionally, per paragraph 13 of SFAS 131, "an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors." The Company notes that the CODM regularly reviews financial information related to the Company's CP Films business ("CP Films"), separate from the remainder of Performance Products ("OPP"). With regards to reporting structure, it is important to note that Mr. Luc De Temmerman had previously held responsibility for all components of PP, including CP Films. While there were managers over each of the respective components, only Mr. De Temmerman was directly accountable for all components, and he maintained regular contact with the CODM to discuss operating activities, financial results, forecasts and other plans for the segment. His managers did not have regular communications with the CODM. In 2005, the CODM determined that a direct reporting relationship with CP Films was desired, and the Company created a new position, Senior Vice President and President of CP Films (which was filled by

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Securities and Exchange Commission
October 10, 2006
Page 11
Solutia Inc.


Mr. Kent Davies in early 2006, as disclosed within the Summary of Significant 2005 Events in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the 2005 Form 10-K). As a result, Mr. Davies reports the results of CP Films directly to the Company's CODM in 2006.

Based on these factors, the Company believes Performance Products contains two operating segments; specifically, CP Films is deemed to be an operating segment, separate from OPP, which is also an operating segment. We have evaluated if there are other components of OPP that could be considered operating segments and, due to the reporting structure and lack of evaluation by the CODM of the components of the operating segment, we do not believe that other individual operating segments exist.

In accordance with paragraph 17 of SFAS 131, we have aggregated the operating segments of CP Films, OPP, and Pharma services into one reporting segment. The following is our review of the aggregation criteria utilized by the Company to arrive at this conclusion. Note the discussion of the Pharma aggregation criteria is discussed separately below.

     o The CP Films and OPP operating segments have similar economic characteristics:
          For the three years ended December 31, 2005, 2004 and 2003, both CP Films and OPP carry EBIT margins between 10 - 18%, primarily due to significant S,G&A investment due to the branded nature of many of the products in both operating segments. CP Films has carried a higher EBIT margin than OPP for the periods noted above; however, the outlook is for EBIT margins of these operating segments to converge due to the strategic direction of both segments. These strategies include an aggressive revenue expansion in CP Films, which we expect will deteriorate EBIT margins on a percentage basis. For OPP, the Company has initiated a more disciplined pricing approach, as well as new product introductions which is expected to enhance the EBIT margins of this segment. Further, the long term outlook for CP Films and nearly all of OPP is for demand growth above GDP, projected to be in the 5% range in the near future. Finally, the Company expects the capital requirements in upcoming years for both of these segments to be significant, more than one times their respective annual Depreciation and Amortization rates, to expand capacity to adequately serve the growth in these markets.

     o The CP Films and OPP segments have the following similar characteristics in each of the following areas:

          Nature of the product and services
          ----------------------------------
          The majority of products within this segment carry a branded product concept coupled with a strong support service aspect offered by the Company. Given the technical nature of these products, a strong service offering to assist the end users of the product is necessary. These products generally bring the functionalities of safety, security, and process and energy efficiency to their customers. The vast majority of these products are sold into the transportation and architecture markets. Further, certain of the product lines within both OPP and CP Films sell intermediate products to competitors within the industry.

          Nature of the production process
          --------------------------------
          These products are produced through chemical reactive manufacturing environments, which generally run on a continuous basis. These reactions occur in

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          controlled environments, where factors such as temperature and air pressure are regulated to achieve the desired outcome. These processes utilize natural gas as the primary energy source to facilitate production, and nearly all the raw materials are crude oil-based derivatives. This controlled environment also leads to rigorous quality control reviews within the manufacturing process for these products. Labor is not a significant cost component in these products, rather the raw materials and fixed manufacturing costs are the significant costs of the production process.

          Type or class of customer for their products and services
          ---------------------------------------------------------
          As identified above, the end user of the majority of these products is in the transportation and architecture segments, and certain products are sold in an intermediate state to competitors in both the CP Films and OPP segments. Customers in both segments are not the end-users, utilizing our product as a component of a final product. The markets that these segments sell into are characterized as having relatively few, large customers.

          The method used to distribute the product
          -----------------------------------------
          Both segments have product that is sold to both other manufacturers, who perform additional processing utilizing our products, and as finished product through distributors to provide the product to the ultimate end user. Both segments spend considerable resources working directly with the end users to ensure appropriate application of the product, as well as to enhance the Company's understanding of the market needs. However, the revenue recognized by the Company is when the product is sold to an intermediary, who provides traditional distribution functions, and/or utilization of our product into a larger offering for the end user.

          The nature of the regulatory environment
          ----------------------------------------
          Certain products within the OPP as well as CP Films are dependent on the existence of safety codes, particularly within the transportation and architectural markets. These products provide regulatory solutions for the end user.

Additionally, it is important to note that the Company's financial advisors of the various authorized committees of the Bankruptcy Courts receive financial information for the Company's two reportable segments, demonstrating the fact that the primary external users of the financial statements review and make decisions based upon the Company's financial information provided at the reportable segment level. Further, note that the Company's Board of Directors has consistently received the financial information and related analysis at the consolidated PP level. Based on these factors, the Company believes the aggregation of the CP Films operating segment and OPP is appropriate and in accordance with paragraph 17 of SFAS 131.

The Operating Highlights and the Executive Leadership reports refer to Pharma in its reporting information to the CODM. It should be noted that the Pharma business is not a material component of the overall enterprise. Specifically, for the years ended December 31, 2005, 2004 and 2003, Pharma comprised

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approximately $66M, $64M and $56M, respectively, in net sales, representing approximately 2% of consolidated net sales for each of the years then ended. In terms of EBIT, Pharma comprised approximately $5M, ($38)M and ($115)M, respectively, which represented 4%, 18% and 23% of consolidated EBIT for the years then ended. The 2004 and 2003 results comprise a higher percentage due to the asset impairment charges taken in each of those two years. These charges are fully disclosed in the respective 10-K filings, on the face of the financial statements, as well as in the Management's Discussion and Analysis of Financial Condition and Results of Operations. The charge is disclosed both in terms of the amount, as well as to which operating segment the charge relates to. Excluding this charge to assess the results of the operations of this component, the EBIT of Pharma comprised approximately 1% and 4% of consolidated EBIT, respectively, for the years ended December 31, 2004 and 2003. Finally, Pharma comprised approximately $69M and $81M of total assets, respectively, which represented 4% of total assets as of both December 31, 2005, and 2004.

Per paragraph 18 of SFAS 131, such immaterial operating segments would not be required to be reported separately. Further, note that the organizational structure of the Company is such that the segment managers for the operating segments of PPD, CP Films and Integrated Nylon report directly to the CODM, as well as the additional ELT members as noted above. The Senior Vice President of Business Operations has oversight responsibility for the Pharma business. Mr. Luc De Temmerman also has oversight responsibilities for this business due to the legal structure that contains the Pharma business, and Mr. De Temmerman's role as a Managing Director of that legal entity.

Given the immateriality of the Pharma business, coupled with the reporting structure as noted above, the Company has aggregated this operating segment with the CP Films and OPP operating segments, as the Performance Products and Services reporting segment.

COMMENT NO. 7
-------------

WE NOTE THAT COUNTRIES OUTSIDE OF THE U.S. ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF YOUR TOTAL NET SALES. PLEASE REVISE FUTURE FILINGS TO SEPARATELY DISCLOSE THE MOST MATERIAL INDIVIDUAL FOREIGN COUNTRIES. REFER TO PARAGRAPH 38 OF SFAS 131.

RESPONSE NO. 7
--------------

The Company has considered paragraph 38 of SFAS 131, and believe our reporting is appropriate. For 2005, countries outside of the U.S. accounted for approximately 40% of the Company's total net sales. The most material individual foreign country in terms of sales is Japan, which represented approximately 4% of total 2005 Company net sales. The second most significant is China, at approximately 3%, and no other foreign country represented greater than 2% of total Company net sales in 2005. We do not believe that disclosures of individual countries, given these small percentages, are material, and therefore, not required per paragraph 38 of SFAS 131. To the extent individual countries become material in future reporting periods, we will disclose them in accordance with paragraph 38 of SFAS 131.

NOTE 26. CONSOLIDATING CONDENSED FINANCIAL STATEMENTS, PAGE 106
---------------------------------------------------------------

COMMENT NO. 8
-------------

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Securities and Exchange Commission
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Solutia Inc.


PLEASE CONFIRM TO US AND REVISE FUTURE FILINGS TO CLARIFY, IF TRUE, THAT YOUR SUBSIDIARY GUARANTORS ARE 100% OWNED RATHER THAN WHOLLY-OWNED BY THE PARENT COMPANY. REFER TO RULE 3-10(h)(1) OF REGULATION S-X.

RESPONSE NO. 8
--------------

The Company's subsidiary guarantors are 100% owned, as defined by Rule 3-10(h)(1) of Regulation S-X. We will update our disclosure in future filings to reflect this clarification.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 115
------------------------------------------

COMMENT NO. 9
-------------

WE NOTE THE DISCLOSURE THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE IN TIMELY ALERTING THEM TO MATERIAL INFORMATION REQUIRED TO BE INCLUDED IN PERIODIC FILINGS. PLEASE CONFIRM TO US, AND REVISE FUTURE FILINGS TO CLARIFY, IF TRUE, THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO EFFECTIVE TO PROVIDE REASONABLE ASSURANCE THAT YOU RECORD, PROCESS, SUMMARIZE AND REPORT THE INFORMATION REQUIRED TO BE DISCLOSED IN REPORTS FILED UNDER THE EXCHANGE ACT WITHIN THE SPECIFIED TIME PERIODS. ALTERNATIVELY, IN FUTURE FILINGS YOU MAY SIMPLY CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE OR INEFFECTIVE, WHICHEVER THE CASE MAY BE, WITHOUT DEFINING THEM. SEE EXCHANGE ACT RULE 13a-15(e).

RESPONSE NO. 9
--------------

The Company's officers have concluded that our disclosure controls and procedures are also effective to provide reasonable assurance that we record, process, summarize and report the required disclosure information within the specified time periods. We will update our disclosure in future filings to reflect this clarification.

                                  **  **  **

In connection with Company's response to the comments of the Staff, the Company acknowledges that:
     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

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Securities and Exchange Commission
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Solutia Inc.


     o the Staff comments or the Company's changes to its disclosure in response to the Staff comments do not foreclose the Commission from taking any action with the respect to the filings; and
     o the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                      Very truly yours,


                                      /s/ James M. Sullivan

                                      James M. Sullivan
                                      Senior Vice President, Chief Financial
                                      Officer And Treasurer



cc: Jeffry N. Quinn, Chairman, President and Chief Executive Officer Rosemary L. Klein, Senior Vice President, Secretary and General Counsel Timothy J. Spihlman, Vice President, Corporate Controller
     Nathan M. Suddeth, Deloitte & Touche LLP